

MOL HUNGARIAN OIL AND GAS PLC.

03 APR 30 AM 7:21

INVESTOR NEWS



14 April, 2003

82-4224

Purchase of treasury shares

MOL Hungarian Oil and Gas Company announces that in the period between 8 April 2003 and 14 April 2003 no treasury shares were purchased based on the share purchase order made on 2 August 2002.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

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